SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             Schedule 13G

               Under the Securities Exchange Act of 1934
              __________________________________________
                           (Amendment No. 8)

                        Comptek Research, Inc.
                       _________________________
                           (Name of Issuer)

                    Common Stock (Par Value $0.02)
                  ________________________________
                    (Title of Class of Securities)

                              204682 10 8
                           _______________
                            (CUSIP Number)

Check the following box if a fee is is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other providison of the Act (however, see the Notes).


                (Continued on following page(s))

                        Page 1 of 4 Pages

Cusip. No.     204682         13G       Page 2    of   4  Pages

1    NAME  OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION  NO.
     OF ABOVE PERSON

     James D. Morgan
     S.S. # ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a) [ ]
                                                  (b) [ ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States



               5    SOLE VOTING POWER
                    321,266

NUMBER OF      6    SHARED VOTING POWER
SHARES              N/A

BENEFICIALLY   7    SOLE DISPOSITIVE POWER
OWNED BY            321,266

EACH           8    SHARED DISPOSITIVE POWER
REPORTING           N/A

PERSON WITH    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON
                    321,266

10   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
     CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.1%

12   TYPE OF REPORTING PERSON*

     IN

              *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 204682              13G       Page 3    of   4    Pages

               SCHEDULE 13G - Year ended 12/31/96

Item 1(a) Name of Issuer:

          Comptek Research, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          2732 Transit Road, Buffalo, NY  14224

Item 2(a) Name of Person Filing:

          James D. Morgan

Item 2(b) Address of Principal Business Office or, if none,
          Residence:

          2732 Transit Road, Buffalo, NY 14224

Item 2(c) Citizenship:

          United States

Item 2(d) Title of Class of Securities:

          Common Stock (Par Value $0.02)

Item 2(e) CUSIP Number:

          204682 10 8

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

       Not Applicable

Item 4 Ownership:

     (a) Amount Beneficially Owned: 321,266, including 1,500 shares held by his children.

     (b)     Percent of Class: 6.1%

     (c)     Number of shares as to which such person has:

              (i)     sole power to vote or to direct the vote: 321,266

              (ii)    shares power to vote or to direct the vote:
                      Not Applicable

              (iii)   sole power to dispose or to direct the disposition of:
                      321,266

              (iv)    shares power to dispose or to direct the disposition of:
                      Not Applicable

CUSIP No. 204682         13G       Page 4    of   4    Pages


Item 5 Ownership of Five Percent or Less of a Class:

       Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another
       Person:

       Not Applicable

Item 7 Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on by the Parent
       Holding Company:

       Not Applicable

Item 8 Identification and Classification of Members of the
       Group:

       Not Applicable

Item 9 Notice of Dissolution of Group:

       Not Applicable

Item 10 Certification:

       Not Applicable

       Signature:

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Date:  February 12, 1997



                                          /S/James D. Morgan
                                          ______________________
                                          James D. Morgan